# 2002
# ANNUAL REPORT



## PAUL MUELLER COMPANY

## Financial Highlights

| Operating Results for the Year | 2002 | 2001 |
|---|---|---|
| Net Sales | $ 114,149,000 | $ 94,288,000 |
| Income (Loss) before Taxes | $ 2,856,000 | $ (2,315,000) |
| Provision (Benefit) for Income Taxes | 967,000 | (955,000) |
| Net Income (Loss) | $ 1,889,000 | $ (1,360,000) |
| Earnings (Loss) per Common Share: | | |
| Basic | $ 1.62 | $ (1.16) |
| Diluted | $ 1.61 | $ (1.16) |
| Dividends Declared per Share | $ 2.40 | $ 2.40 |

### Year-End Position

| | 2002 | 2001 |
|---|---|---|
| Total Assets | $ 68,337,000 | $ 54,755,000 |
| Working Capital | $ 11,392,000 | $ 12,666,000 |
| Current Ratio | 1.40 : 1 | 1.74 : 1 |
| Net Worth | $ 29,017,000 | $ 35,963,000 |
| Book Value per Share | $ 24.49 | $ 30.48 |
| Common Shares Outstanding | 1,185,071 | 1,179,721 |
| Backlog | $ 54,023,000 | $ 28,450,000 |

Paul Mueller Company – Springfield, Missouri


Osceola, Iowa



**DANIEL C. MANNA**
President

Dear Shareholder,

I am pleased to report that, following a period of poor financial performance brought about by depressed market conditions in the Industrial Equipment segment of our business, new order entry rebounded sharply in 2002. In fact, we achieved a record level of $136,631,000 in consolidated order entry, which represents a 54% increase compared to consolidated order entry of $88,864,000 in 2001.

As you may recall from our quarterly financial reports, we operated unprofitably for the first six months of 2002. However, the higher rate of order entry during early 2002 eventually translated into higher sales during the last half of the year resulting in very favorable financial performance for the third and fourth quarters.

Overall, our net income for 2002 was $1,889,000, or $1.62 per share, compared to a net loss of $1,360,000, or $1.16 per share for 2001. Similar to our performance in 2001, we incurred a loss of $1,338,000 for the first six months of last year on sales of $41,111,000. Sales for the last six months of 2002 increased to $73,038,000, with a corresponding net income of $3,227,000.

The large increase in order entry achieved in 2002 was nearly all attributable to the Industrial Equipment segment of our business, as order entry for the Dairy Farm Equipment segment was slightly less than the prior year. This is certainly not indicative of the overall market for most of our Industrial Equipment products, which has not shown any significant sign of recovery from the recessionary conditions we have experienced over the last two years. However, the one bright spot in our Industrial Equipment segment is the biopharmaceutical industry; and fortunately, we were well positioned to take advantage of the available opportunities.

Specifically, in recent years, existing bioengineered drugs have demonstrated a high rate of growth; and the number of new biologics and protein-based therpeutics approved by the FDA and other health regulatory agencies around the world have increased dramatically. As a result, it is currently projected that the mammalian-cell, culture-based manufacturing capacity of the biopharmaceutical industry will be required to double over the next five years to keep up with projected market growth.

Three years ago, we participated in a project with one of the leading biotech companies in the industry to build a new cell-culture manufacturing facility utilizing modular construction techniques. The modular approach offered the principal advantage of reducing total time to project completion, as the module suppliers were able to build and factory test complete modules concurrently with the construction of the building. This pioneering project was an outstanding success for our customer in terms of both cost and schedule, and we earned considerable recognition for our favorable performance in support of this project.

Since then, we have been working with several other biopharmaceutical customers that wish to employ modular concepts in planned facilities construction. By virtue of our engineering capability, extensive manufacturing resources, and experience in the pharmaceutical industry, we are ideally suited to manufacturing of this nature and have worked hard to further our skills in this area. Our efforts proved worthwhile as, over the course of 2002, we booked two large modular construction projects. These projects, combined with favorable sales of our other biopharmaceutical products, enabled us to increase order entry in this product area by 262% last year.

Overall, the effect of these projects on our financial performance in 2002 was favorable. However, the first half of the year was consumed with up-front engineering; and, therefore, manufacturing could not begin fabrication in earnest until later in the year. At the same time, to support the higher level of planned production, it was necessary to hire over 100 production personnel well in advance to allow time for the extensive training necessary for this critical work.

Accordingly, in the first half of the year, we not only had low sales, but also additional hiring and training costs without any appreciable offsetting revenue from these projects. This detracted from our performance in the first half of the year; but as manufacturing commenced on the large major module projects, we were able to recognize substantial sales under the percentage-of-completion method of accounting in the second half of the year. The added revenue, together with our normal business, generated higher sales and improved profitability in the second half of 2002.

As mentioned earlier, the favorable market conditions for our biopharmaceutical products were not characteristic of the market for our Industrial Equipment products in general. In contrast to the BioPharm Systems product line, our Processing Equipment and Heat Transfer product lines, which are a part of the Industrial Equipment segment, suffered a combined 23% decline in order entry from the prior year. The effects of the downward trend in industrial capital spending continued during 2002, which led to lower order entry and sales for these product lines. Additionally, competition was very keen for the projects that were available; and there was pressure on prices and margins that adversely affected profitability of the Industrial Equipment segment.

Our Dairy Farm Equipment segment experienced a significant improvement in sales and profitability last year compared to 2001 in spite of a 4% decline in 2002 order entry versus the prior year. Although 2002 milk prices were on average 20% below the prior year, several factors contributed to our improved performance. We began 2002 with a favorable backlog of $2,910,000, which was a 65% increase over the backlog at the beginning of 2001. Additionally, order entry exceeded the budget for the year, as milk prices were favorable for the first six months and feed costs remained relatively low until late in the year. Milk production was also higher during 2002 than during 2001, which contributed to the need for more milk-cooling and storage capacity.

Our wholly owned subsidiary, Mueller Field Operations, enjoyed another successful year in 2002. Similar to the success experienced in the BioPharm Systems product area, MFO successfully booked a very large order for a turnkey project that enabled it to achieve a 430% increase in order entry compared to the prior year. As the year began with an extremely low backlog of work, sales actually declined somewhat from the prior year; but income before tax increased by 7.5%. This was attributable to good operating performance over the year and added labor efficiency gained from recent investments in automated machinery for fabricating large storage vessels on site.

As we look forward to 2003, the Industrial Equipment segment began the year with a backlog of $47,564,000, up from $25,222,000 at the beginning of 2002. Prospects in the BioPharm Systems product line remain favorable, as the 2003 beginning backlog for the product line was over $37,000,000, of which 75% will be completed and taken into sales during the year. Although projections for growth in the pharmaceutical industry have been reduced from prior estimates, we are again budgeting a favorable level of order entry for the BioPharm Systems product line this year due to the unique position we have earned in modular construction. In fact, in the first quarter of this year, we acquired two additional module projects with a combined sales value of about $9,500,000; and we are optimistic of booking additional projects in the coming quarters.

For Processing Equipment and Heat Transfer products, the level of business for 2003 will depend on growth in the economy and most particularly in the level of industrial capital expenditures. We began 2003 with a total backlog for Processing Equipment and Heat Transfer products that was 31% lower than the 2002 opening backlog. The outlook is for industrial capital expenditures to increase during 2003 over 2002; but growth in business capital spending is expected to be sluggish, with only a modest increase forecasted over the prior year. Order entry for Processing Equipment and Heat Transfer products is off to a slow start for the first two months of this year and is lower than the comparable period last year. We expect it will not improve until there is less uncertainty in the economy.

Based on the market conditions we see for the Dairy Farm Equipment segment so far in 2003, we believe it may be difficult to duplicate the results achieved during 2002. Although market conditions are expected to improve in the second half of the year, current milk prices are low. Additionally, we began 2003 with a backlog of only $956,000, which is about $2,000,000 less than the backlog at the start of 2002. Furthermore, milk production is expected to increase again during the current year, which only contributes to an excess supply and low milk prices.

The Field Fabrication segment performed well during 2002; and the backlog at the beginning of the current year was $5,503,000, a significant improvement over the $318,000 backlog at the beginning of 2002. Although we believe we will have the opportunity to bid on several projects during 2003, the timing of order entry will be critical if we are to duplicate or improve upon the performance of 2002.

Although 2002 was not as successful as we had initially planned, there were positive developments that we believe will provide us the opportunity for future business.

We successfully completed our second module assembly project for Biogen during 2002. We believe our success on the Biogen projects has given us the credentials to be a key player for modular construction projects for the pharmaceutical and biotechnological industries. Our success and experience to date provided us the opportunity to quote and secure two large module projects during 2002 with a combined sales value of $30,000,000, both of which will take over a year to complete. We continue to work closely with other major biopharmaceutical customers in formulating plans for extensive modular construction projects. We believe we have the opportunity to be successful in securing some of these projects, which may contribute to a substantial level of order entry for 2003.

Additionally during 2002, we completed our first major bioreactor project for a biopharmaceutical facility. Based on our performance on the project, we received a follow-on order that was substantially larger and provides the potential for additional future business. We believe this is a major step in the development of our BioPharm Systems product line, as bioreactors are at the heart of a pharmaceutical production facility. We view this as an important confirmation of our ability to successfully meet the stringent biopharmaceutical standards and performance expectations for complex engineering and precision fabrication.

The year 2002 included a first for the Field Fabrication segment when Mueller Field Operations, Inc., bid and successfully obtained a large turnkey project for which it served as the general contractor. This project allowed us not only to utilize our skills in field tank fabrication, but also in construction management for the acquisition of a special-purpose building and completion of the related process piping. We expect to see continued growth in the Field Fabrication segment, as we are able to combine our factory skills with our field-fabrication skills to deliver more complete solutions for our customers.

In summary, the short-term outlook for certain parts of our business is not particularly favorable. The Dairy Farm Equipment segment and the Processing Equipment and Heat Transfer product groups within the Industrial Equipment segment are currently faced with poor market conditions and market uncertainty. Milk prices are expected to rise later in the year, which would help order entry and sales. We also believe there is pent-up demand for our Processing Equipment and Heat Transfer products, which should lead to much better performance as the economy strengthens.

On the positive side, we were able to maintain a favorable consolidated backlog of approximately $56,500,000 as of the end of February 2003; and most of this backlog is scheduled to ship before year end. Also, we are working with customers on a number of major projects to include modular fabrication projects in the biopharmaceutical area that are scheduled to be awarded during 2003. We expect to be successful in acquiring some of these projects, which would provide for a favorable level of business activity well into 2004. Accordingly, we are optimistic that we will show further improvement in our financial performance during the current year; and we are increasingly confident of our ability to perform in the years to come.

Daniel C. Manna

Daniel C. Manna
President

March 2003

## Corporate Profile

Paul Mueller Company, headquartered in Springfield, Missouri, was incorporated in 1946. For over half a century, we have been building a reputation as a manufacturer of high-quality stainless steel tanks and industrial processing equipment that makes the customer's process smoother, faster, and more reliable. Our philosophy is simple: we are committed to meeting and exceeding our customer's expectations of value by providing quality equipment and excellent service.

Paul Mueller Company has grown to occupy 950,000 square feet of manufacturing space in two manufacturing facilities located in Springfield, Missouri, and Osceola, Iowa. Mueller products are used in over 100 countries worldwide on dairy farms and in a wide variety of industrial applications, including food, dairy, and beverage processing; pharmaceutical, biotechnological, and chemical processing; water distillation; heat transfer; HVAC; heat recovery; process cooling; and thermal energy storage.

Field fabrication, erection, and installation services are provided by Mueller Field Operations, Inc., a wholly owned subsidiary. Transportation of the Companies' products and backhauls of material and components are handled by another wholly owned subsidiary, Mueller Transportation, Inc. Mueller Montaña de México, S.A. de C.V., a 50%-owned joint venture, provides a presence for industrial equipment in the Mexican market.

MUELLER®

Stainless Steel®

## Consolidated Statements of Income
## For the Years Ended December 31, 2002, 2001, and 2000

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Net Sales** | $ 114,149,434 | $ 94,288,219 | $ 105,182,134 |
| **Cost of Sales** | 91,432,774 | 78,071,436 | 81,794,464 |
| Gross profit | $ 22,716,660 | $ 16,216,783 | $ 23,387,670 |
| **Selling, General & Administrative Expenses** | 20,278,938 | 18,912,525 | 18,871,090 |
| Operating income (loss) | $ 2,437,722 | $ (2,695,742) | $ 4,516,580 |
| **Other Income (Expense):** | | | |
| Interest income | $ 89,269 | $ 199,079 | $ 293,708 |
| Interest expense | (25,955) | (25,218) | (12,191) |
| Other, net | 350,186 | 306,045 | (10,912) |
| | $ 413,500 | $ 479,906 | $ 270,605 |
| Income (loss) before provision (benefit) for income taxes | $ 2,851,222 | $ (2,215,836) | $ 4,787,185 |
| **Provision (Benefit) for Income Taxes** | 967,000 | (955,000) | 1,017,000 |
| **Income (Loss) before Equity in Income (Loss) of Joint Venture** | $ 1,884,222 | $ (1,260,836) | $ 3,770,185 |
| **Equity in Income (Loss) of Joint Venture** | 4,936 | (99,004) | 77,212 |
| **Net Income (Loss)** | $ 1,889,158 | $ (1,359,840) | $ 3,847,397 |
| **Earnings (Loss) per Common Share:** | | | |
| Basic | $ 1.62 | $(1.16) | $ 3.29 |
| Diluted | $ 1.61 | $(1.16) | $ 3.29 |

The accompanying notes are an integral part of these consolidated statements.

# Consolidated Balance Sheets
## December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **Assets** | | |
| **Current Assets:** | | |
| Cash and cash equivalents | $ 702,106 | $ 1,920,896 |
| Accounts receivable, less reserve for doubtful accounts of $932,743 for 2002 and $382,106 for 2001 | 22,983,131 | 17,302,194 |
| Costs and estimated earnings in excess of billings | 2,994,932 | – |
| Inventories: Raw materials and components | $ 8,093,587 | $ 6,236,034 |
| Work-in-process | 2,952,701 | 2,119,275 |
| Finished goods | 1,282,955 | 1,208,613 |
| | $ 12,329,243 | $ 9,563,922 |
| Prepayments | 769,924 | 922,649 |
| Total Current Assets | $ 39,779,336 | $ 29,709,661 |
| **Property, Plant and Equipment (at cost):** | | |
| Land and land improvements | $ 3,602,420 | $ 3,536,335 |
| Buildings | 14,134,034 | 14,115,075 |
| Fabrication equipment | 38,588,237 | 35,238,740 |
| Transportation, office, and other equipment | 12,355,976 | 12,948,095 |
| Construction-in-progress | 752,385 | 511,748 |
| | $ 69,433,052 | $ 66,349,993 |
| Less: Accumulated depreciation | 47,238,838 | 45,557,592 |
| | $ 22,194,214 | $ 20,792,401 |
| **Other Assets** | 6,363,106 | 4,253,247 |
| | $ 68,336,656 | $ 54,755,309 |
| **Liabilities and Shareholders' Investment** | | |
| **Current Liabilities:** | | |
| Short-term bank borrowing | $ 4,183,155 | $ – |
| Current maturities of long-term debt | 517,000 | 100,000 |
| Accounts payable | 7,041,636 | 4,424,653 |
| Accrued expenses – | | |
| Income taxes | 1,516,711 | 286,220 |
| Payroll and benefits | 3,267,118 | 3,199,109 |
| Vacations | 2,820,646 | 2,485,552 |
| Other | 1,314,869 | 974,249 |
| Advance billings | 7,701,000 | 5,574,042 |
| Billings in excess of costs and estimated earnings | 25,000 | – |
| Total Current Liabilities | $ 28,387,135 | $ 17,043,825 |
| **Long-Term Pension Liabilities** | 9,328,207 | 800,971 |
| **Other Long-Term Liabilities** | 1,604,566 | 947,189 |
| **Contingencies** | | |
| **Shareholders' Investment:** | | |
| Common stock, par value $1 per share – Authorized 20,000,000 shares – Issued 1,360,775 shares for 2002 and 1,354,325 shares for 2001 | $ 1,360,775 | $ 1,354,325 |
| Preferred stock, par value $1 per share – Authorized 1,000,000 shares – No shares issued | – | – |
| Paid-in surplus | 4,858,290 | 4,661,932 |
| Retained earnings | 31,860,372 | 32,812,385 |
| | $ 38,079,437 | $ 38,828,642 |
| Less: Treasury stock, 175,704 shares for 2002 and 174,604 shares for 2001, at cost | 2,593,447 | 2,561,987 |
| Deferred compensation | 322,229 | 234,538 |
| Accumulated other comprehensive loss | 6,147,013 | 68,793 |
| | $ 29,016,748 | $ 35,963,324 |
| | $ 68,336,656 | $ 54,755,309 |

The accompanying notes are an integral part of these consolidated balance sheets

## Consolidated Statements of Shareholders' Investment
## For the Years Ended December 31, 2002, 2001, and 2000

| | Common Stock | Paid-in Surplus | Retained Earnings | Treasury Stock | Deferred Compen-sation | Accumulated Other Com-prehensive Loss | Total |
|---|---|---|---|---|---|---|---|
| **Balance – 12-31-1999** ... | $ 1,348,325 | $ 4,495,728 | $ 35,969,849 | $ (2,554,033) | $ (172,250) | $ (78,992) | $ 39,008,627 |
| **Add (Deduct):** | | | | | | | |
| Net income .................. | – | – | 3,847,397 | – | – | – | 3,847,397 |
| Other comprehensive income, net of tax: | | | | | | | |
| Unrealized net gain on investments ....... | – | – | – | – | – | 49,705 | 49,705 |
| Foreign currency translation adjustment.... | – | – | – | – | – | (12,294) | (12,294) |
| Comprehensive income.. | – | – | – | – | – | – | $ 3,884,808 |
| Dividends, $2.40 per common share..... | – | – | (2,817,291) | – | – | – | (2,817,291) |
| Restricted stock forfeiture................... | – | (1,796) | – | (7,954) | 7,800 | – | (1,950) |
| Amortization ................ | – | – | – | – | 37,862 | – | 37,862 |
| **Balance – 12-31-2000** ... | $ 1,348,325 | $ 4,493,932 | $ 36,999,955 | $ (2,561,987) | $ (126,588) | $ (41,581) | $ 40,112,056 |
| **Add (Deduct):** | | | | | | | |
| Net (loss) ...................... | – | – | (1,359,840) | – | – | – | (1,359,840) |
| Other comprehensive loss, net of tax: | | | | | | | |
| Unrealized net gain on investments ....... | – | – | – | – | – | 16,361 | 16,361 |
| Foreign currency translation adjustment.... | – | – | – | – | – | 25,316 | 25,316 |
| Change in minimum pension liability...... | – | – | – | – | – | (68,889) | (68,889) |
| Comprehensive (loss).... | – | – | – | – | – | – | $ (1,387,052) |
| Dividends, $2.40 per common share..... | – | – | (2,827,730) | – | – | – | (2,827,730) |
| Restricted stock issued .. | 6,000 | 168,000 | – | – | (174,000) | – | – |
| Amortization ................ | – | – | – | – | 66,050 | – | 66,050 |
| **Balance – 12-31-2001** ... | $ 1,354,325 | $ 4,661,932 | $ 32,812,385 | $ (2,561,987) | $ (234,538) | $ (68,793) | $ 35,963,324 |
| **Add (Deduct):** | | | | | | | |
| Net income .................. | – | – | 1,889,158 | – | – | – | 1,889,158 |
| Other comprehensive loss, net of tax: | | | | | | | |
| Foreign currency translation adjustment.... | – | – | – | – | – | (67,718) | (67,718) |
| Change in minimum pension liability...... | – | – | – | – | – | (6,010,502) | (6,010,502) |
| Comprehensive (loss).... | – | – | – | – | – | – | $ (4,189,062) |
| Dividends, $2.40 per common share..... | – | – | (2,841,171) | – | – | – | (2,841,171) |
| Restricted stock issued .. | 6,450 | 199,134 | – | – | (205,584) | – | – |
| Restricted stock forfeiture................... | – | (2,776) | – | (31,460) | 22,235 | – | (12,001) |
| Amortization ................ | – | – | – | – | 95,658 | – | 95,658 |
| **Balance – 12-31-2002** ... | $ 1,360,775 | $ 4,858,290 | $ 31,860,372 | $ (2,593,447) | $ (322,229) | $ (6,147,013) | $ 29,016,748 |

The accompanying notes are an integral part of these consolidated statements.

## Consolidated Statements of Cash Flows
## For the Years Ended December 31, 2002, 2001, and 2000

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Cash Flows from Operating Activities:** | | | |
| Net income (loss) | $ 1,889,158 | $ (1,359,840) | $ 3,847,397 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Equity in (income) loss of joint venture | (4,936) | 99,004 | (77,212) |
| Bad debt expense | 469,181 | 107,818 | 9,980 |
| Depreciation and amortization | 3,429,006 | 3,134,742 | 2,818,314 |
| Loss (gain) on sales of equipment | 5,260 | (42,760) | (89) |
| Changes in assets and liabilities – | | | |
| Decrease in interest receivable | – | 680 | 26,564 |
| (Increase) decrease in accounts and notes receivable | (6,150,118) | 1,499,676 | (108,296) |
| (Increase) in costs in excess of estimated earnings and billings | (2,994,932) | – | – |
| (Increase) decrease in inventories | (2,765,321) | 2,429,523 | (934,863) |
| Decrease (increase) in prepayments | 152,725 | (464,175) | 132,259 |
| Decrease (increase) in other assets | 2,158,507 | (186,544) | (107,854) |
| Increase (decrease) in accounts payable | 2,616,983 | (95,000) | 1,135,491 |
| Increase in accrued expenses | 960,771 | 737,996 | 721,976 |
| Increase (decrease) in advance billings | 2,126,958 | 1,644,204 | (2,661,316) |
| Increase in billings in excess of costs and estimated earnings | 25,000 | – | – |
| (Decrease) increase in other long-term liabilities | (873,344) | 582,405 | (277,680) |
| Net Cash Provided by Operating Activities | $ 1,044,898 | $ 8,087,729 | $ 4,524,671 |
| **Cash Flows (Requirements) from Investing Activities:** | | | |
| Proceeds from maturities of investments | $ 1,000,000 | $ 607,194 | $ 4,416,132 |
| Purchases of investments | (1,000,000) | – | (2,650,007) |
| Proceeds from sales of equipment | 1,607 | 290,358 | 4,375 |
| Additions to property, plant, and equipment | (4,754,029) | (4,904,096) | (3,510,375) |
| Net Cash (Required) by Investing Activities | $ (4,752,422) | $ (4,006,544) | $ (1,739,875) |
| **Cash Flow Provisions (Requirements) from Financing Activities:** | | | |
| Short-term bank borrowing | $ 4,183,155 | $ – | $ – |
| Long-term debt | 1,251,000 | – | – |
| Repayment of long-term debt | (104,250) | – | – |
| Dividends paid | (2,841,171) | (2,827,730) | (2,817,291) |
| Net Cash Provided (Required) by Financing Activities | $ 2,488,734 | $ (2,827,730) | $ (2,817,291) |
| **Net (Decrease) Increase in Cash and Cash Equivalents** | $ (1,218,790) | $ 1,253,455 | $ (32,495) |
| **Cash and Cash Equivalents at Beginning of Year** | 1,920,896 | 667,441 | 699,936 |
| **Cash and Cash Equivalents at End of Year** | $ 702,106 | $ 1,920,896 | $ 667,441 |

The accompanying notes are an integral part of these consolidated statements.

(1) Summary of Accounting Policies:

Principles of Consolidation and Lines of Business – The financial statements include the accounts of Paul Mueller Company ("Company") and its wholly owned subsidiaries: Mueller Transportation, Inc., and Mueller Field Operations, Inc. ("Companies"). The dissolution of Mueller International Sales Corporation, a wholly owned Foreign Sales Corporation ("FSC"), was completed on July 27, 2001. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company specializes in the manufacture of high-quality stainless steel tanks and industrial processing equipment. The Company serves the food, dairy, beverage, chemical, pharmaceutical, biotechnological, and other process industries, and the dairy farm market.

Use of Estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Joint Venture – On August 17, 1999, the Company established a joint venture when it acquired 50% of the common stock of Mueller Montaña de México, S.A. de C.V. ("Mueller Montaña"), a Mexican fabricator of industrial equipment, for a price of $1,083,000. One-half of the price was a contribution to the capital of Mueller Montaña for the benefit of all shareholders and the balance was paid to former shareholders. The investment is accounted for under the equity method and is included in other assets on the Consolidated Balance Sheets.

Revenue Recognition and Retainages – Revenue from sales of fabricated products is recognized upon passage of title to the customer. Passage of title may occur at the time of shipment from the Company's dock, at the time of delivery to the customer's location, or when projects are completed in the field and accepted by the customer. For large multi-unit projects that are fabricated in the plant, revenue is recognized under the units-of-delivery method, which is a modification of the percentage-of-completion method of accounting for contracts. The units-of-delivery method recognizes as revenue the contract price of units completed and shipped or delivered to the customer (as determined by the contract) or completed and accepted by the customer for field-fabrication projects. The applicable manufacturing cost of each unit is identified and charged to cost of sales as revenue is recognized.

Revenues from long-term contracts that involve only a few deliverables and that meet the requirements of Statement of Position 811, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," are recognized on the percentage-of-completion method of accounting. For plant-fabricated projects, percentage of completion is determined by comparing total manufacturing hours incurred to date for each project to estimated total manufacturing hours for each project. For field-fabricated projects, percentage of completion is determined by comparing costs incurred to date for each contract to the estimated total costs for each contract at completion. Estimates of total manufacturing hours and total contract costs for relevant contracts are reviewed continually and, if necessary, updated to properly state the estimates. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Costs and estimated earnings in excess of billings on uncompleted contracts arise when costs have been incurred and revenues have been recorded, but the amounts are not yet billable under the terms of the contracts. Such amounts are recoverable from customers upon various measures of performance, including achievement of certain milestones, completion of specified units, or completion of the contract. Billings in excess of costs and estimated earnings on uncompleted contracts arise as a result of advance and progress billings on contracts. Costs and estimated earnings on uncompleted contracts and related amounts billed as of December 31, 2002 and 2001, were as follows:

| | 2002 | 2001 |
|---|---|---|
| Costs incurred on uncompleted contracts | $ 18,651,104 | $ – |
| Estimated earnings | 6,381,035 | – |
| | $ 25,032,139 | $ – |
| Less: Billings to date | 22,062,207 | – |
| | $ 2,969,932 | $ – |

Amounts included in the accompanying Consolidated Balance Sheets at December 31, 2002 and 2001, under the following captions were:

| | 2002 | 2001 |
|---|---|---|
| Costs and estimated earnings in excess of billings on uncompleted contracts | $ 2,994,932 | $ – |
| Billings in excess of costs and estimated earnings on uncompleted contracts | (25,000) | – |
| | $ 2,969,932 | $ – |

Costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings relate to contracts in progress and are included in the accompanying Consolidated Balance Sheets as current assets and current liabilities, respectively, as they will be liquidated in the normal course of contract completion, although completion may require more than one year.

Contracts with some customers provide for a portion of the sales amount to be retained by the customer for a period of time after completion of the contract. Retainages included in Accounts Receivable were $760,200 at December 31, 2002, and $1,362,900 at December 31, 2001.

**Inventories** – The Company's inventories are recorded at the lower of cost on a last-in, first-out ("LIFO") basis or market. Cost of subsidiary inventories is determined on a first-in, first-out ("FIFO") method; and they are not significant to the Consolidated Financial Statements. Cost includes material, labor, and manufacturing burden required in the production of products.

Under the FIFO method of accounting, which approximates current cost, Company inventories would have been $5,912,846, $5,873,528, and $6,756,721 higher than those reported at December 31, 2002, 2001, and 2000, respectively.

A reduction in inventory quantities during 2001 resulted in liquidation of LIFO quantities recorded at higher costs prevailing in prior years as compared with the cost of 2001 purchases. The effect was to increase cost of sales, which decreased net income by $10,600, or $0.01 per share.

**Research and Development** – Research and development expenses are charged to expense as incurred and were $1,103,800 during 2002, $981,600 during 2001, and $1,044,800 during 2000.

**Depreciation Policies** – The Companies provide for depreciation expense using principally the double-declining-balance method for new items and the straight-line method for used items. The economic useful lives for the more significant items within each property classification are as follows:

| | Years |
|---|---|
| Buildings | 40 |
| Land improvements | 10 – 20 |
| Fabrication equipment | 5 – 10 |
| Transportation, office, and other equipment | 3 – 10 |

Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired are removed from the accounts, and any resulting gains or losses are reflected in net income currently.

**Impairment of Long-Lived Assets** – If facts and circumstances indicate that the carrying value of identifiable intangibles and long-lived assets may be impaired, the Company would perform an evaluation of recoverability. If an evaluation were required, the Company would compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down is required.

**Earnings per Common Share** – The following table sets forth the computation of basic and diluted earnings per common share:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net income (loss) | $ 1,889,158 | $ (1,359,840) | $ 3,847,397 |
| Shares for basic earnings per common share – Weighted average shares outstanding | 1,168,021 | 1,168,021 | 1,168,021 |
| Effect of restricted stock issued | 5,395 | – | 220 |
| Shares for diluted earnings per common share – Adjusted weighted average shares outstanding | 1,173,416 | 1,168,021 | 1,168,241 |
| Earnings (loss) per common share: | | | |
| Basic | $ 1.62 | $(1.16) | $ 3.29 |
| Diluted | $ 1.61 | $(1.16) | $ 3.29 |

**Stock-Based Compensation** – As of December 31, 2002, the Company had two stock-based compensation plans for employees and nonemployee directors, which are described more fully in Note (8). The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based compensation cost has been reflected in net income, as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of the grants. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," to stock-based employee and nonemployee director compensation.

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Net income (loss), as reported | $ 1,889,158 | $ (1,359,840) | $ 3,847,397 |
| Less: Stock-based compensation expense determined under fair-value-based method for all awards, net of related tax | 51,883 | 39,401 | 21,475 |
| Pro forma net income (loss) | $ 1,837,275 | $ (1,399,241) | $ 3,825,922 |
| Earnings (loss) per common share: | | | |
| Basic – as reported | $ 1.62 | $(1.16) | $3.29 |
| Basic – pro forma | $ 1.57 | $(1.20) | $3.28 |
| Diluted – as reported | $ 1.61 | $(1.16) | $3.29 |
| Diluted – pro forma | $ 1.57 | $(1.20) | $3.27 |

**Comprehensive Income** – The components of comprehensive income (loss) for the years ended December 31, 2002, 2001, and 2000, were as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Unrealized net gain on investments | $ – | $ 25,970 | $ 78,897 |
| Tax provision | – | 9,609 | 29,192 |
| Unrealized net gain on investments, net of tax | $ – | $ 16,361 | $ 49,705 |
| Foreign currency translation adjustment | $ (107,490) | $ 40,185 | $ (19,515) |
| Tax (benefit) provision | (39,772) | 14,869 | (7,221) |
| Foreign currency translation adjustment, net of tax | $ (67,718) | $ 25,316 | $ (12,294) |
| Change in minimum pension liability | $ (9,540,479) | $ (109,348) | $ – |
| Tax (benefit) | (3,529,977) | (40,459) | – |
| Change in minimum pension liability, net of tax | $ (6,010,502) | $ (68,889) | $ – |
| Other comprehensive (loss) income | $ (6,078,220) | $ (27,212) | $ 37,411 |

**Statements of Cash Flows** – For purposes of the Consolidated Statements of Cash Flows, the Company considers investments with a maturity of three months or less to be cash equivalents.

Interest and income tax payments for each of the three years during the period ended December 31, 2002, were as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Interest payments | $ 24,900 | $ 25,200 | $ 12,200 |
| Income tax payments | $ 52,400 | $ 129,200 | $ 1,053,200 |

**Shareholders' Investment** – The following table sets forth the analysis of common stock issued and held as treasury stock:

| | Shares | |
|---|---|---|
| | Common Stock Issued | Treasury Stock |
| Balance, December 31, 1999 | 1,348,325 | 174,304 |
| Restricted stock forfeiture | – | 300 |
| Balance, December 31, 2000 | 1,348,325 | 174,604 |
| Restricted stock issued | 6,000 | – |
| Balance, December 31, 2001 | 1,354,325 | 174,604 |
| Restricted stock issued | 6,450 | – |
| Restricted stock forfeiture | – | 1,100 |
| Balance, December 31, 2002 | 1,360,775 | 175,704 |

(2) **Retirement Plans:**

The Company has a Profit Sharing and Retirement Savings Plan [401(k) plan] in which substantially all employees are eligible to participate. The plan provides for a match of employees' contributions up to a specified limit. The plan also has a profit-sharing feature whereby an additional match is made if net income reaches predetermined levels established annually by the Board of Directors. The assets of the plan are deposited with a trustee and are invested at the employee's option in one or more investment funds. Total Company contributions to the plan were $395,000 for 2002, $381,000 for 2001, and $502,200 for 2000.

The Company has pension plans covering substantially all employees. Benefits under the plans are based either on final average pay or a flat benefit formula.

Total pension expense under the plans was $1,278,000 for 2002, $908,100 for 2001, and $348,500 for 2000. Management's policy is to fund pension contributions that are currently deductible for tax purposes. Unfunded pension contributions as of December 31, 2002, were $3,106,200. A contribution of $915,400 will be made during 2003; and a contribution of $2,190,800 will be made during 2004. These amounts have been included in accrued expenses and in long-term pension liabilities on the accompanying Consolidated Balance Sheets.

The following table sets forth the required disclosures for the pension plans at December 31:

| | 2002 | 2001 |
|---|---|---|
| Change in Benefit Obligation – | | |
| Benefit obligation at beginning of year | $ 41,122,600 | $ 36,462,400 |
| Service cost | 1,335,100 | 1,177,500 |
| Interest cost | 2,923,300 | 2,776,500 |
| Actuarial loss | 3,506,100 | 2,332,700 |
| Benefits paid and expenses | (1,668,700) | (1,626,500) |
| Benefit obligation at end of year | $ 47,218,400 | $ 41,122,600 |
| Change in Plan Assets – | | |
| Fair value of plan assets at beginning of year | $ 36,274,700 | $ 38,381,800 |
| Actual return on plan assets | (3,211,200) | (888,200) |
| Employer contribution | 1,122,900 | 407,600 |
| Benefits paid and expenses | (1,668,700) | (1,626,500) |
| Fair value of plan assets at end of year | $ 32,517,700 | $ 36,274,700 |
| Reconciliation – | | |
| Funded status | $(14,700,700) | $ (4,847,900) |
| Unrecognized net actuarial loss | 14,042,200 | 4,125,800 |
| Unrecognized prior service cost | 1,104,100 | 1,322,800 |
| Prepaid benefit cost | $ 445,600 | $ 600,700 |

Amounts recognized in the Consolidated Balance Sheets at December 31 were as follows:

| | 2002 | 2001 |
|---|---|---|
| Balance Sheet Reconciliation – | | |
| Prepaid benefit cost | $ 445,600 | $ 600,700 |
| Minimum pension liability | (10,689,000) | (347,400) |
| Intangible asset | 1,039,200 | 238,100 |
| Accumulated other comprehensive loss (pretax) | 9,649,800 | 109,300 |
| Prepaid benefit cost | $ 445,600 | $ 600,700 |

Components of pension expense for the three years were:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Service cost | $ 1,335,100 | $ 1,177,500 | $ 1,040,300 |
| Interest cost | 2,923,300 | 2,776,500 | 2,499,000 |
| Expected return on plan assets | (3,199,100) | (3,155,300) | (2,948,700) |
| Amortization of transition (asset) | – | (109,400) | (350,500) |
| Amortization of prior service cost | 218,700 | 220,200 | 220,200 |
| Recognized net actuarial (gain) | – | (1,400) | (111,800) |
| Pension expense | $ 1,278,000 | $ 908,100 | $ 348,500 |

Increases in the Company's pension benefit obligations, combined with market losses in 2002 and 2001, have negatively impacted the funded status of the pension plans, resulting in additional funding and expense over the next several years. Due to these same factors, the Company recorded an adjustment in 2002 to shareholders' investment of $6,010,502, net of tax of $3,529,977, to reflect the minimum liability associated with the plans.

The weighted average expected long-term rate of return on plan assets used in the determination of annual pension expense was 8.5% for 2002, 2001, and 2000. The weighted average assumed discount rate used to measure the benefit obligation was 6.5% at December 31, 2002, and 7% at December 31, 2001. The assumed rate of compensation increase used to measure the benefit obligation was 4.25% at December 31, 2002 and 2001, for the applicable plan.

(3) Income Taxes:

The provision (benefit) for taxes on income (loss) from operations included:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Current tax expense (benefit) | $ 1,132,300 | $ (852,200) | $ 1,006,600 |
| Deferred, net | (165,300) | (102,800) | 10,400 |
| | $ 967,000 | $ (955,000) | $ 1,017,000 |

The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized in the Consolidated Financial Statements. Net deferred tax assets of $3,922,100 at December 31, 2002, and $89,600 at December 31, 2001, are included on the accompanying Consolidated Balance Sheets. Components of the deferred tax assets and liabilities as of December 31 were as follows:

| | 2002 | 2001 |
|---|---|---|
| Deferred Tax Assets: | | |
| Insurance | $ 239,200 | $ 170,500 |
| Vacation | 937,300 | 817,200 |
| Warranty | 134,400 | 20,400 |
| Doubtful accounts | 345,100 | 142,400 |
| Pensions | 3,464,800 | – |
| Healthcare benefits | 221,000 | 165,600 |
| Other | 266,300 | 151,200 |
| | $ 5,608,100 | $ 1,467,300 |
| Deferred Tax Liabilities: | | |
| Depreciation | $ 1,659,100 | $ 1,036,000 |
| Pensions | – | 314,800 |
| Other | 26,900 | 26,900 |
| | $ 1,686,000 | $ 1,377,700 |

A reconciliation between the statutory federal income tax rate (34%) and the effective rate of income tax expense for each of the three years during the period ended December 31, 2002, follows:

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| Statutory federal income tax expense (benefit) | $ 969,400 | 34.0 | $ (753,400) | (34.0) | $1,627,600 | 34.0 |
| Increase (decrease) in taxes resulting from: | | | | | | |
| Tax credits | (63,500) | (2.3) | (244,800) | (11.1) | (602,700) | (12.6) |
| FSC exempt income | – | – | – | – | (104,700) | (2.2) |
| State tax, net of federal benefit | 50,800 | 1.8 | (25,800) | (1.2) | 48,600 | 1.0 |
| Other, net | 10,300 | 0.4 | 69,000 | 3.2 | 48,200 | 1.0 |
| | $ 967,000 | 33.9 | $ (955,000) | (43.1) | $1,017,000 | 21.2 |

(4) Bank Borrowings:

The Company has a $5,000,000 bank borrowing facility that expires on May 31, 2003. Borrowings under the facility incur interest at the LIBOR Daily Floating Rate plus 1.75%. At December 31, 2002, $4,183,155 was outstanding under the facility and the interest rate was 3.17%.

In addition, the Company has a long-term note payable outstanding as of December 31, 2002, in the principal amount of $1,146,750. The note is repayable over three years in quarterly installments of $104,250, with the final payment due August 2, 2005 and with a variable interest rate of the LIBOR Daily Floating Rate plus 1.75%. The interest rate for the note was 3.17% as of December 31, 2002. The note is secured by equipment with a cost of $1,563,000. The Company was in compliance with all note covenants at December 31, 2002.

(5) Guarantees:

The Company also has a $2,750,000 standby letter-of-credit facility; and as of December 31, 2002, there were standby letters of credit totaling $2,211,984 issued under the facility, with all but $62,800 to expire within one year.

The Companies provide warranty reserves for product defects as they become known, as a significant portion of the Companies' sales are custom-fabricated products built to customer specifications. Warranty claims tend to occur shortly after completion of a project; and a provision for estimated warranty expense is made at the time of notification by the customer of a defect in material or workmanship. Service department personnel handle all notifications from customers concerning warranty claims, prepare an estimate of the cost to repair or replace the defective item, and establish a reserve for each specific claim. Warranty claim reserves are reviewed monthly; and reserves are adjusted to properly reflect the remaining estimated costs to complete the repair or replacement.

The following is a reconciliation of changes in the warranty reserve for the year ended December 31, 2002:

| | |
|---|---|
| Beginning balance – December 31, 2001 | $ 577,046 |
| Costs incurred to satisfy warranty claims | (1,278,661) |
| Aggregate warranty reserves made | 1,013,818 |
| Aggregate changes to warranty reserves | 582,320 |
| Ending balance – December 31, 2002 | $ 894,523 |

(6) Contingencies:

A lawsuit was filed in May 2002 against the Company alleging breach of contract/breach of express warranty in connection with the sale of a heat exchanger in October 2000. The plaintiff alleges in the suit that it has suffered direct, consequential, and incidental damages in excess of $3,100,000. The suit is in the prediscovery stage, and it is not feasible to determine the likelihood of an unfavorable outcome or the amount of the potential liability, if any. Management intends to vigorously defend the lawsuit.

The Company and its subsidiaries are involved in other legal proceedings incident to the conduct of their business. It is management's opinion that none of these matters will have a material adverse effect on the consolidated financial position, results of operations, or cash flows.

The Company has operating leases with total aggregate future minimum payments of $1,024,300, with terms exceeding one year. The future minimum payments for each of the years subsequent to December 31, 2002, are:

| | | |
|---|---|---|
| 2003 | $ | 238,000 |
| 2004 | $ | 231,700 |
| 2005 | $ | 227,800 |
| 2006 | $ | 197,400 |
| 2007 and beyond | $ | 129,400 |

(7) Segment Data:

The Company has three reportable segments: Industrial Equipment, Dairy Farm Equipment, and Field Fabrication. The Industrial Equipment segment includes sales of the following products directly to industrial customers: food, beverage, chemical, and industrial processing equipment; industrial heat transfer equipment; biopharmaceutical equipment; pure-water equipment; thermal-energy storage equipment; and commercial refrigeration equipment. Dairy Farm Equipment segment sales are made to independent dealers for resale and include milk-cooling and storage equipment and accessories, refrigeration units, and heat-recovery equipment for use on dairy farms. The Field Fabrication segment includes sales of very large, field-fabricated tanks and vessels that cannot be built and shipped from the plant. Typical projects are large stainless steel storage tanks for sanitary and industrial process applications.

Management evaluates performance and allocates resources based on operating income or loss before income taxes. The accounting policies of the reportable segments are the same as those described in Summary of Accounting Policies in Note 1 to these Consolidated Financial Statements.

Reportable segments are managed separately because they offer different products and serve different markets. Industrial Equipment products have been aggregated because they are designed and built to a customer's specifications and they use common processes and resources in the manufacturing operation. Similar economic conditions affect the long-term financial performance of the product lines included in the Industrial Equipment segment. The Dairy Farm Equipment segment includes standard products that are built to stock at a separate manufacturing facility and are available for sale from inventory. The demand for Dairy Farm Equipment products is affected by the economic factors that influence the profitability of dairy farmers. The Field Fabrication segment uses different skills and fabrication methods and requires different technology and expertise than other segments.

Net sales include revenues from sales to unaffiliated and affiliated customers before elimination of intersegment sales. Intersegment eliminations are primarily sales from the Industrial Equipment segment to the Field Fabrication segment.

The Other/Corporate classification includes other revenues, unallocated corporate assets and expenses, and corporate other income (expense).

| | 2002 | | | | | |
|---|---|---|---|---|---|---|
| | Dairy Farm Equipment | Industrial Equipment | Field Fabrication | Other / Corporate | Intersegment Eliminations | Consolidated |
| Net sales | $ 20,274,303 | $ 78,239,085 | $ 14,939,379 | $ 3,904,107 | $ (3,207,440) | $ 114,149,434 |
| Depreciation and amortization expense | $ 377,912 | $ 2,297,250 | $ 444,413 | $ 309,431 | $ – | $ 3,429,006 |
| Income (loss) before income tax | $ 3,570,314 | $ (2,737,321) | $ 1,181,802 | $ 836,427 | $ – | $ 2,851,222 |
| Assets | $ 9,685,754 | $ 43,078,481 | $ 6,031,589 | $ 9,540,832 | $ – | $ 68,336,656 |
| Additions to property, plant & equipment | $ 150,264 | $ 1,940,884 | $ 2,089,362 | $ 573,519 | $ – | $ 4,754,029 |

| | 2001 | | | | | |
|---|---|---|---|---|---|---|
| | Dairy Farm Equipment | Industrial Equipment | Field Fabrication | Other / Corporate | Intersegment Eliminations | Consolidated |
| Net sales | $ 18,115,792 | $ 64,518,777 | $ 15,697,746 | $ 3,211,350 | $ (7,255,446) | $ 94,288,219 |
| Depreciation and amortization expense | $ 404,460 | $ 2,235,208 | $ 227,319 | $ 267,755 | $ – | $ 3,134,742 |
| Income (loss) before income tax | $ 1,332,460 | $ (5,299,517) | $ 1,099,587 | $ 651,634 | $ – | $ (2,215,836) |
| Assets | $ 10,366,558 | $ 33,788,865 | $ 2,355,261 | $ 8,244,625 | $ – | $ 54,755,309 |
| Additions to property, plant & equipment | $ 322,723 | $ 4,279,359 | $ 217,368 | $ 84,646 | $ – | $ 4,904,096 |

| | 2000 | | | | | |
|---|---|---|---|---|---|---|
| | Dairy Farm Equipment | Industrial Equipment | Field Fabrication | Other / Corporate | Intersegment Eliminations | Consolidated |
| Net sales | $ 23,818,217 | $ 74,139,464 | $ 7,374,242 | $ 3,381,864 | $ (3,531,653) | $ 105,182,134 |
| Depreciation and amortization expense | $ 426,523 | $ 1,949,761 | $ 176,712 | $ 265,318 | $ – | $ 2,818,314 |
| Income before income tax | $ 3,631,087 | $ 209,450 | $ 492,693 | $ 453,955 | $ – | $ 4,787,185 |
| Assets | $ 11,610,174 | $ 34,463,645 | $ 3,013,995 | $ 6,599,237 | $ – | $ 55,687,051 |
| Additions to property, plant & equipment | $ 299,948 | $ 2,517,671 | $ 370,352 | $ 322,404 | $ – | $ 3,510,375 |

Revenues from external customers by product category for the three years ended December 31, 2002, were:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Milk-cooling and storage equipment | $ 17,964,266 | $ 15,923,497 | $ 21,747,491 |
| Process vessels and tanks | 52,760,254 | 49,565,367 | 51,657,026 |
| Other industrial equipment | 43,424,914 | 28,799,355 | 31,777,617 |
| | $ 114,149,434 | $ 94,288,219 | $ 105,182,134 |

Revenues from external customers by geographic location are attributed to countries based on the location of the customer and for the three years ended December 31, 2002, were:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| United States | $100,736,612 | $ 80,701,876 | $ 85,852,716 |
| North America (excluding the U.S.) | 7,713,539 | 8,030,006 | 8,597,638 |
| Asia and the Far East | 4,018,883 | 4,055,619 | 4,793,788 |
| Central and South America | 623,721 | 278,715 | 4,234,872 |
| Other areas | 1,056,679 | 1,222,003 | 1,703,120 |
| | $114,149,434 | $ 94,288,219 | $105,182,134 |

During the years presented, export sales to any one country were not in excess of 10% of consolidated sales.

All long-lived assets owned by the Company and its subsidiaries are located in the United States.

During 2002, sales to one U.S. customer exceeded 10% of consolidated sales. The sales amounted to $12,388,000 and related to the Field Fabrication segment. During 2001 and 2000, sales to any one customer were not in excess of 10% of consolidated sales.

(8) Long-Term Incentive Plans:

Under the 1999 Long-Term Incentive Plan (the "Employee Plan"), two types of awards have been provided for executives and key employees: restricted stock and nonqualified stock options. An aggregate of 180,000 shares of common stock can be issued under the Plan, with 55,000 shares being the aggregate maximum number of shares that may be granted as restricted stock.

Under the Employee Plan, 17,700 shares of restricted stock have been granted to certain executives and key employees. Currently, 16,300 shares of restricted stock remain outstanding, and they vest five years after grant. Compensation expense was computed by multiplying the number of shares granted by the fair market value of the common stock on the date of grant. The expense is being recognized ratably over the vesting period.

Nonqualified stock options for 60,500 shares of common stock have been granted under the Employee Plan; and as of December 31, 2002, nonqualified stock options for 56,800 shares were outstanding. These stock options have an exercise price of $36.00 per share, which was above fair market value on the dates of grant. The options vest and are exercisable five years after the date of grant, and they must be exercised no later than ten years from the date of grant.

Under the Non-Employee Directors Stock Option Restricted Stock Plan (the "Director Plan"), two types of awards have been provided for nonemployee directors: restricted stock and nonqualified stock options. An aggregate of 60,000 shares can be issued under the Director Plan.

Under the Director Plan, 750 shares of restricted stock have been granted to nonemployee directors; and they vest five years after grant. Compensation expense was computed by multiplying the number of shares granted by the fair market value of the common stock on the date of grant. Expense is being recognized ratably over the vesting period. Under the Director Plan, nonqualified stock options for 2,100 shares of common stock have been granted; and they were all outstanding as of December 31, 2002. These stock options have an exercise price of $29.25 per share, which was equal to the fair market value on the date of grant. The options vest and are exercisable five years after date of grant; and they may be exercised no later than ten years from the date of grant.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," to account for employee stock options. Accordingly, no compensation expense has been recognized for nonqualified stock options.

Pro forma net income and earnings-per-share information (as required by SFAS No. 123, "Accounting for Stock-Based Compensation") has been determined as if the Company had accounted for all stock options under the fair-value method described by SFAS No. 123.

The fair values for options were estimated at the date of grant using the Black-Scholes Option Pricing Model, with the following assumptions:

| | Stock Option Grants | | | |
|---|---|---|---|---|
| | July 25, 2002 | May 5, 2002 | March 1, 2001 | May 13, 1999 |
| Interest rate | 4.80% | 4.80% | 4.90% | 5.80% |
| Expected life in years | 7.5 | 7.5 | 7.5 | 7.5 |
| Expected volatility | 36.10% | 38.80% | 64.20% | 53.40% |
| Expected dividend yield | 8.00% | 7.50% | 9.00% | 7.40% |
| Value per option | $ 5.05 | $ 6.35 | $ 8.58 | $ 8.60 |

The Black-Scholes Option Pricing Model was developed for use in estimating the fair value of traded options that have no vesting restrictions and that are fully transferable. In addition, option pricing models require the input of subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics different from those of traded options, the model, in the opinion of management, does not necessarily provide a reliable single measure of the fair value of its options.

For purposes of pro forma disclosures, the estimated fair value of the options is being amortized to expense ratably over the vesting period. The pro forma disclosures, required by SFAS No. 123, are not likely to be representative of the effects on reported net income or losses for future years. The pro forma information follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Pro forma net income (loss) | $ 1,837,275 | $ (1,399,241) | $ 3,825,922 |
| Pro forma earnings (loss) per common share: | | | |
| Basic | $ 1.57 | $(1.20) | $ 3.28 |
| Diluted | $ 1.57 | $(1.20) | $ 3.27 |

(9) **Shareholder Rights Plan:**

On January 26, 2001, the Board of Directors of the Company adopted an Amended and Restated Rights Agreement ("Rights Agreement") and declared a dividend distribution of one Common Share Purchase Right ("Right") for each share of the Company's common stock outstanding on February 15, 2001. The Rights distributed under the Company's 1991 Rights Agreement expired on January 29, 2001.

The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock (an "Acquiring Person") or announces a tender offer that would result in ownership of 15% or more of the Company's common stock. Initially, each Right will entitle shareholders to buy one share of the Company's common stock at an exercise price of $117.25.

If the Company is acquired in a merger or other business combination and its common stock is changed or exchanged, or if 50% or more of its consolidated assets or earning power is sold, each Right will entitle its holder to purchase, at the Right's then-current exercise price, shares of the acquiring company's common stock having a market value of twice the exercise price. Also, if an Acquiring Person acquires 15% or more of the Company's outstanding common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, common stock of the Company having a market value of twice the exercise price. Under either situation, Rights owned by an Acquiring Person will become null and void.

Prior to acquisition by an Acquiring Person of 15% or more of the Company's common stock, the Rights are redeemable at the option of the independent members (as defined in the Rights Agreement) of the Board of Directors at $0.01 per Right. The Rights will expire on January 29, 2011.

Until a Right is exercised, the holder thereof, as such, has no rights as a shareholder of the Company, including the right to vote or to receive dividends. The issuance of the Rights alone has no dilutive effect and does not affect reported earnings per share.

## Report of Independent Auditors

To the Board of Directors of Paul Mueller Company:

We have audited the accompanying consolidated balance sheet of PAUL MUELLER COMPANY (a Missouri corporation) AND SUBSIDIARIES as of December 31, 2002, and the related consolidated statements of income, shareholders' investment, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of the Company as of December 31, 2001, and for each of the years in the two-year period then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated February 15, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Paul Mueller Company and Subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Kansas City, Missouri,
February 18, 2003

## Report of Independent Public Accountants

To the Board of Directors of Paul Mueller Company:

We have audited the accompanying consolidated balance sheets of PAUL MUELLER COMPANY (a Missouri corporation) AND SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paul Mueller Company and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/S/ ARTHUR ANDERSEN LLP

Kansas City, Missouri,
February 15, 2002

NOTE: The above audit report of Arthur Andersen LLP, our former independent public accountants, is a copy of the original report dated February 15, 2002, rendered by Arthur Andersen LLP on our consolidated financial statements included in our Form 10-K filed on March 21, 2002, and has not been reissued by Arthur Andersen LLP since that date. The above report refers to financial statements not physically included in this filing.

# Selected Financial Data -- Five-Year Summary and Market and Dividend Information by Quarter For the Years 2002 and 2001

## Selected Financial Data -- Five-Year Summary

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Net sales | $114,149,434 | $ 94,288,219 | $105,182,134 | $ 95,176,678 | $ 92,876,967 |
| Net income (loss) | $ 1,889,158 | $ (1,359,840) | $ 3,847,397 | $ 1,870,659 | $ 3,134,301 |
| Earnings (loss) per common share: | | | | | |
| Basic | $ 1.62 | $ (1.16) | $ 3.29 | $ 1.60 | $ 2.68 |
| Diluted | $ 1.61 | $ (1.16) | $ 3.29 | $ 1.60 | $ 2.68 |
| Common shares outstanding | 1,185,071 | 1,179,721 | 1,173,721 | 1,174,021 | 1,168,021 |
| Dividends declared per common share | $ 2.40 | $ 2.40 | $ 2.40 | $ 2.40 | $ 2.40 |
| Total assets | $ 68,336,656 | $ 54,755,309 | $ 55,687,051 | $ 55,622,768 | $ 55,137,271 |
| Long-term debt, net of current maturities | $ 892,116 | $ 162,366 | $ 162,366 | $ 162,366 | $ 161,434 |
| Shareholders' investment | $ 29,016,748 | $ 35,963,324 | $ 40,112,056 | $ 39,008,627 | $ 40,008,260 |
| Working capital | $ 11,392,201 | $ 12,665,836 | $ 18,201,712 | $ 18,222,819 | $ 19,423,549 |
| Book value per common share | $ 24.49 | $ 30.48 | $ 34.18 | $ 33.23 | $ 34.25 |
| Average number of employees | 968 | 876 | 870 | 863 | 896 |

## Market and Dividend Information by Quarter

| | 2002 Quarter Ended | | | | 2001 Quarter Ended | | | |
|---|---|---|---|---|---|---|---|---|
| | Mar. 31 | June 30 | Sept. 30 | Dec. 31 | Mar. 31 | June 30 | Sept. 30 | Dec. 31 |
| **Market Price of Stock** | | | | | | | | |
| High | $ 32.50 | $ 33.12 | $ 32.50 | $ 30.90 | $ 34.00 | $ 33.00 | $ 35.00 | $ 30.50 |
| Low | $ 28.00 | $ 30.31 | $ 25.17 | $ 26.15 | $ 26.00 | $ 25.25 | $ 26.50 | $ 26.38 |
| **Cash Dividends** | | | | | | | | |
| Declared per share | $ 0.60 | $ 0.60 | $ 0.60 | $ 0.60 | $ 0.60 | $ 0.60 | $ 0.60 | $ 0.60 |

Paul Mueller Company common stock trades on The Nasdaq Stock Market® under the symbol MUEL, and there are approximately 230 shareholders of record and approximately 600 beneficial shareholders.

The market price data was obtained from The Nasdaq Stock Market.

## Financial Highlights by Quarter (Unaudited)
## For the Years 2002 and 2001

(In Thousands, Except Per Share Data)

| | Quarter Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | March 31 | | June 30 | | September 30 | | December 31 | |
| | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 | 2002 (b) | 2001 (c) |
| Net sales | $ 18,597 | $ 16,090 | $ 22,514 | $ 23,746 | $ 36,680 | $ 27,384 | $ 36,358 | $ 27,068 |
| Gross profit (a) | $ 3,036 | $ 2,338 | $ 4,600 | $ 4,805 | $ 6,691 | $ 5,409 | $ 8,390 | $ 3,665 |
| Net income (loss) | $ (1,113) | $ (1,450) | $ (225) | $ 241 | $ 1,010 | $ 502 | $ 2,217 | $ (653) |
| Earnings (loss) per common share: | | | | | | | | |
| Basic | $ (0.95) | $ (1.24) | $ (0.20) | $ 0.21 | $ 0.87 | $ 0.42 | $ 1.90 | $ (0.55) |
| Diluted | $ (0.95) | $ (1.24) | $ (0.20) | $ 0.21 | $ 0.87 | $ 0.42 | $ 1.89 | $ (0.55) |

(a) Because the inventory determination under the LIFO method can only be made at the end of each fiscal year based on the inventory levels and costs at that point, interim LIFO determinations must be based on management's estimate of expected year-end inventory levels and costs.

(b) Net income for the fourth quarter of 2002 was favorably affected by a LIFO adjustment that increased net income by $323,100, or $0.28 per share. Results were unfavorably affected by warranty and bad debt expense, which reduced net income by $556,500, or $0.48 per share.

(c) Results for the fourth quarter of 2001 were favorably affected by a LIFO adjustment and unfavorably affected by healthcare costs and warranty costs. The effect of the LIFO adjustment reduced the loss by $52,000, or $0.04 per share. The effect of healthcare costs and warranty costs increased the net loss by $256,000, or $0.22 per share.

**Safe Harbor For Forward-Looking Statements** – This Management's Discussion and Analysis of Operating Results and Financial Condition, as well as the President's message on pages 2 and 3 of this Annual Report, contain certain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. All statements regarding future performance, growth, sales and earnings projections, conditions, or developments are forward-looking statements. Words such as "anticipates," "believes," "intends," "expects," "may," "will," "should," "could," "plans," "forecasts," "estimates," "predicts," "projects," "potential," "continue," "outlook," and similar expressions may be intended to identify forward-looking statements.

Actual future results may differ materially from those described in the forward-looking statements due to a variety of factors, including the fact that the economy generally, and the dairy farm equipment, industrial equipment and field-fabrication markets specifically, are all currently subject to uncertainty, making it difficult to determine if past experience is a good guide to the future. A downturn in the Company's business segments could adversely affect the Company's revenues and results of operations. Other factors affecting forward-looking statements, some of which are identified in the discussion relating to such forward-looking statements, include, but are not limited to, the following: specific economic conditions in the food, dairy, beverage, chemical, pharmaceutical, biotechnological, and other process industries, and the dairy farm equipment market and the impact of such conditions on the Company's customers in such markets; the cyclical nature of some of the Company's markets; milk prices, feed costs, weather conditions, dairy farm consolidation, and other factors affecting the profitability of dairy farmers; the price of stainless steel; the highly competitive nature of the markets for the Company's products as well, as pricing pressures that may result from such competitive conditions; business relationships with major customers and suppliers; the continued operation and viability of the Company's major customers; the Company's execution of internal performance plans; difficulties or delays in manufacturing; cost-reduction and productivity efforts; competing technologies and difficulties in entering new markets, both domestic and foreign; changes in product mix; future levels of indebtedness and capital spending; claims, including, without limitation, warranty claims, product liability claims, charges or dispute resolutions; ability of suppliers to provide materials as needed and the Company's ability to recover any price increases for materials and product pricing; the Company's ability to attract and retain key technical and other personnel; labor relations; the failure of customers to make timely payment; any inadequacy of the Company's intellectual property protection or the potential for third-party claims of infringement; global economic factors, including currency exchange rates; general economic conditions, including interest rates, the rate of inflation, and commercial and consumer confidence; energy prices; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; changes in accounting standards; worldwide political stability; the effects of terrorist activities and resulting political or economic instability, including U.S. military action overseas; and the effect of acquisitions, divestitures, restructurings, product withdrawals, and other unusual events.

The Company cautions the reader that these lists of cautionary statements and risk factors may not be exhaustive. The Company expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances.

## Operating Results

**Sales** – Comparative consolidated sales for the past three years were $114,149,000 for 2002, $94,288,000 for 2001, and $105,182,000 for 2000. The higher level of sales achieved during 2002 was the most significant factor contributing to the variance in results between 2002 and 2001.

Sales by segment for the three years ended December 31, 2002, were:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Dairy Farm Equipment | $ 20,274,000 | $ 18,116,000 | $ 23,818,000 |
| Industrial Equipment | $ 78,239,000 | $ 64,519,000 | $ 74,139,000 |
| Field Fabrication | $ 14,939,000 | $ 15,698,000 | $ 7,374,000 |

Sales of Dairy Farm Equipment were higher in both the domestic and international markets during 2002 compared to 2001. Domestic sales improved by 13% from the prior year, while export sales were higher by approximately 10%. This was consistent with the increase in milk-cooler unit sales between 2002 and 2001 and the increase of 16% in the average size of the Company's milk coolers sold in the domestic market.

Although the average milk price during 2002 was 20% less than the prior year and order entry was down 4% from 2001, sales of domestic Dairy Farm Equipment were higher. A significant contributor to the increase in sales was a beginning backlog for 2002, which was $2,910,000, or an increase of 65% over the backlog at the beginning of 2001. Also, milk prices were favorable for the first half of 2002 and averaged about $11.00 per cwt.; and feed costs remained reasonable for most of 2002. Both factors contributed to investment in new milk-cooling and storage capacity. Furthermore, during 2002, annual milk production increased by 2.7% over milk production during 2001, which also contributed to the need for additional storage capacity.

Although the U.S. dollar remained strong during 2002 and the economies remained sluggish in many of our export markets, export sales of Dairy Farm Equipment were slightly higher during 2002 compared to 2001. The main areas of increase were in Asia, Europe, and South America.

During 2001 compared to 2000, sales of Dairy Farm Equipment were lower both in the domestic and international markets. Domestic sales were down by 22% from the prior year, while export sales were lower by 30%. This was consistent with a reduction in milk-cooling unit sales, which were down 31% and 34%, respectively.

Although the milk price was very favorable during 2001, there were other factors that contributed to the decrease in domestic sales of Dairy Farm Equipment. The backlog at the beginning of 2001 was $1,759,000, which represented a 72% decrease from the prior year backlog. Milk production for 2001 was lower than during 2000 due to weather conditions that adversely affected both the production per cow and the quality of feed available. Also, very aggressive pricing for Dairy Farm Equipment by a competitor during the year had an adverse effect on sales. Furthermore, the very high cost of replacement heifers limited the expansion of dairy operations and the need for additional milk-cooling and storage capacity.

The strength of the U.S. dollar was the significant factor contributing to the decline in export sales of Dairy Farm Equipment during 2001 compared to 2000. In addition, the outbreak of foot-and-mouth disease in Europe effectively closed those markets for Dairy Farm Equipment for most of 2001. A substantially lower backlog at the beginning of 2001 compared to the previous year also contributed to lower sales.

The outlook for 2003 is for domestic milk prices to remain weak; and milk production is expected to increase again, but at a slower rate. Milk prices will remain low until production can be brought more in line with the demand for dairy products. Large supplies of dairy products are available and this contributes to suppressed milk prices. Although somewhat higher milk prices are expected during 2003, projections are for only modest gains over the 2002 average all-milk price, which was at a twenty-year low at year end. Additionally, feed costs are expected to be 10% to 15% higher during 2003 primarily due to the drought conditions in the

Midwest. These factors will put economic pressure on dairymen and, as a result, could limit the expansion of dairies and the acquisition of capital equipment during 2003. This would have an adverse effect on 2003 order entry for Dairy Farm Equipment and, coupled with a significantly lower starting backlog of $956,000, would reduce the likelihood that domestic sales for 2003 would reach the level achieved during 2002. Export sales of Dairy Farm Equipment, which average about 30% of annual domestic Dairy Farm Equipment sales, are expected to improve somewhat over 2002. Increased sales opportunities are expected in Asia, Mexico, and Europe due to a decline in the strength of the U.S. dollar, improved economic conditions, and government-sponsored programs in some areas of Europe.

In the domestic Dairy Farm Equipment market, the number of dairy farms continues to decline, as small high-production-cost dairies are being eliminated. This process leaves fewer but larger dairy farm operations that will require larger milk-cooling and storage capacity. The Company is well positioned to meet the milk-cooling and storage requirements of this change in the marketplace; and any impact on revenues and profitability will depend upon the rate at which farm consolidation continues.

With the size of the domestic market for dairy farm equipment continuing to decline, competition will increase among the equipment suppliers. The three major competitors of the Company in the dairy farm equipment market are full-line suppliers, whereas the Company's offering is limited to milk-cooling and storage equipment. The Company shares dealers with its competitors, and those dealers will be encouraged by the competitors to sell their product lines exclusively, to the exclusion of the Company's products. This will be the case particularly on projects that involve a complete new dairy where the competitors are able to offer a total package and more flexible pricing. In spite of the increased competition, the Company has been able to maintain a significant market share; and it is well positioned for the trend toward larger dairy operations.

Sales for the Industrial Equipment segment were $78,239,000 for 2002 versus $64,519,000 for 2001, an increase of 21%. Virtually all of the increase in sales was due to the biopharm systems product line, as sales were $23,400,000 higher during the past year compared to 2001. The increase in sales was due to a 260% increase in order entry for the biopharm systems product line during 2002 compared to 2001. Sales during 2002 included a modular system that was completed and shipped during the third quarter of 2002, the first bioreactor system for a biotechnology firm, and sales recognized under the percentage-of-completion method of accounting for two long-term contracts for large modular projects secured during 2002 that will be completed during the second half of 2003. Sales of virtually all products within the biopharm systems product line were higher during 2002 compared to 2001. In contrast, sales in the processing equipment and heat transfer product lines within the Industrial Equipment segment were down 20% and 12%, respectively. These product lines have been particularly affected by the steep declining trend in industrial capital expenditures that has occurred over the past few years. Also, due to reduced capital spending, conditions were very competitive for the projects that were available during 2002, which adversely affected prices, margins, and profitability for the Industrial Equipment segment.

Sales for the Industrial Equipment segment were $64,519,000 for 2001 versus $74,139,000 for 2000, a decline of 13%. The decline in the Industrial Equipment segment sales during 2001 was exclusively due to a significant reduction in capital expenditures during 2001 and an order entry level that was 7% lower for 2001 compared to 2000. The decline was the most significant in processing equipment, where projects were competitively bid among several fabricators; and order entry was down by 25%. Conditions were extremely competitive for projects that were available, which put pressure on prices and margins and adversely affected profitability. Another major factor affecting 2001 sales was the beginning backlog for the Industrial Equipment segment. Exclusive of shop work for the Field Fabrication segment, the backlog was $17,718,000 as of December 31, 2000, down from $27,434,000 for the prior year-end. The backlog level at the end of 2000 reflected the recessionary conditions that began during the year. The lower starting backlog, coupled with a decrease in order entry for 2001, led to a reduction in sales for the year compared to 2000.

Looking forward to 2003, the backlog for the Industrial Equipment segment was $47,564,000 as of December 31, 2002, an increase of about 89% over the beginning backlog for 2002. However, over 75% of this backlog is attributable to the biopharm systems product line, while the backlog for the other product lines within the segment (principally processing equipment and heat transfer equipment) is down by 31% from the prior year. The outlook for projects in the biopharm market for 2003 continues to be favorable, as many firms are continuing to expand their operations and construct new facilities. Although growth in the pharmaceutical industry is expected to continue, it will be at a slower rate than prior estimates. However, for the other product lines, overall growth in the economy and particularly the level of industrial capital expenditures will play a key role in the level of business that will be obtained. There are predictions that the economic recovery will continue, but at a modest growth rate. Corporate capital expenditures are expected to recover somewhat during 2003, but they are expected to be sluggish. The low industrial capacity utilization rate, the mediocre profit outlook, the uncertainty about future demand, and the potential conflict with Iraq are factors that are adversely affecting the level of industrial capital expenditures. A tepid recovery for capital spending by industrial firms will suppress order entry and put pressure on prices and margins for our processing and heat transfer products during 2003; and management expects that this will continue until the economy strengthens further.

The price of stainless steel is expected to continue to increase during 2003. The increase is driven principally by surcharges that are the result of the volatility in the market price of nickel, a key material used in the production of stainless steel. The surcharge continues to increase and is higher by more than $0.05 per pound since December 31, 2002, for our most commonly used grades of stainless steel.

Field Fabrication segment sales for 2002 were $14,939,000, a decrease of $758,000 from 2001. The backlog at the beginning of 2002 was only $318,000; and although order entry was over $20,000,000 for the year, the timing for the start of fabrication was such that only a portion of the major projects was recognized as sales during 2002 based on the use of percentage-of-completion accounting.

Field Fabrication segment sales for 2001 were $15,698,000, an increase over 2000 when sales were $7,374,000. The primary factor contributing to the increase in sales was the backlog at the beginning of 2001, which was $12,226,000. Also, sales improved during 2000 to $7,374,000 from $6,215,000 for 1999 (the first full year for the field-fabrication activities). Sales have grown, as customers have recognized the capabilities and the skills that are available for field-fabrication projects from Mueller Field Operations, Inc., a wholly owned subsidiary, which comprises the Field Fabrication segment.

Consolidated sales backlog totaled $54,023,000 at December 31, 2002, versus $28,450,000 and $31,703,000 at the end of 2001 and 2000, respectively. The backlog for the Industrial Equipment segment, exclusive of shop work for the Field Fabrication segment, was $47,564,000, $25,222,000, and $17,718,000 at the end of 2002, 2001, and 2000, respectively. The backlog for the Dairy Farm Equipment segment was $956,000, $2,910,000, and $1,759,000 at the end of 2002, 2001, and 2000, respectively. The Field Fabrication segment backlog was $5,503,000, $318,000, and $12,226,000 at the end of 2002, 2001, and 2000, respectively. The increase in the Industrial Equipment segment backlog was exclusively due to the biopharm systems product line that consists of pure-water/pure-steam generating equipment, pharmaceutical tanks and vessels, bioreactors, and modular systems for the pharmaceutical and biotechnological industries. Approximately 83% of the December 31, 2002, consolidated backlog will be recognized as sales over the next twelve months, with the balance being attributable to long-term projects for the biopharm systems product line.

Operating Income – Operating income for 2002 was $2,438,000 compared to a consolidated operating loss of $2,696,000 for 2001. The major factor contributing to the improved performance was an increase in sales of approximately $19,861,000. The consolidated gross profit rate for 2002 was 19.9% compared to 17.2% for 2001. The improvement in the consolidated gross profit rate was directly related to the higher sales volume, coupled with an increase in the gross margin rate (which is a measure of the variable profit margin) for all segments during 2002 compared to 2001. Operating expenses were 11% higher during 2002 compared to 2001, as the level of manufacturing burden and selling, general, and administrative expense was greater. Manufacturing burden was higher for 2002 compared to the prior year, as the variable component of manufacturing burden was higher due to the positive 21% change in sales volume. Additionally during 2002, over 100 new production employees were added to the Springfield facility to handle the workload necessitated by the 52% increase in order entry during 2002 compared to 2001. A significant investment was made to obtain a sufficient number of plant employees and to provide the extensive training and certification necessary to enhance their skills and abilities; and the cost of this process contributed to higher manufacturing burden. Selling, general, and administrative expense was 7% more for 2002 compared to 2001. Expenditures were higher for personnel, insurance, and legal fees; and there were increased provisions for specific potential warranty claims and specific potential uncollectible accounts.

On a segment basis, operating income (loss) was as follows for the three years ended December 31, 2002:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Dairy Farm Equipment | $ 3,570,000 | $ 1,332,000 | $ 3,631,000 |
| Industrial Equipment | $ (2,737,000) | $ (5,300,000) | $ 209,000 |
| Field Fabrication | $ 1,400,000 | $ 1,294,000 | $ 621,000 |

The increased operating income for the Dairy Farm Equipment segment during 2002 versus 2001 was the result of a 12% increase in sales, coupled with an increase in the gross margin rate.

The reduction in the operating loss for the Industrial Equipment segment was $2,563,000, or a reduction of 48% between 2001 and 2002. The most significant factor contributing to the reduced loss was an improvement in sales of $13,700,000. As previously mentioned, the increase in sales was tied to the improvement in order entry for the biopharm systems product line, as sales for this product line were higher by $23,400,000. Additionally, two large module projects were obtained during the year; and sales revenue was recognized on the percentage-of-completion basis of accounting for these projects, which also contributed to the increase in sales. Although the biopharm systems product line experienced a significant increase in sales, it was not sufficient to overcome the effect on segment profitability of the decreases in sales for processing equipment and heat transfer products. Operating expenses were higher for the Industrial Equipment segment for both manufacturing burden and selling, general, and administrative expenses. The increase in the manufacturing burden was directly related to the increase in sales, as the variable component of manufacturing burden was higher due to the increased volume. Additionally, there was increased expense to acquire and train over 100 new employees for the work-force during 2002, which also increased manufacturing burden. The increase in selling, general, and administrative expenses related to the additional sales personnel and higher provisions for potential warranty claims and potential uncollectible accounts.

The Field Fabrication segment's operating income was $1,400,000 for 2002 compared to $1,294,000 for 2001. Although sales were lower by $758,000, the gross margin rate was higher due to improved efficiency in the field. The Field Fabrication segment began 2002 with a backlog of only $318,000; but strong order entry during 2002 provided some major long-term contracts for fabrication. Sales revenue from the long-term contracts obtained during 2002 was recognized under the percentage-of-completion method of accounting.

During 2001, the consolidated loss from operations was $2,696,000 versus a consolidated operating income of $4,517,000 for 2000. The major factor contributing to the operating loss was the decrease in sales of approximately $10,900,000 compared to the prior year. The consolidated gross profit rate for 2001 was 17.2% compared to 22.2% for 2000. The decline in the gross profit rate was directly related to the lower sales volume, coupled with a significant decrease in the gross margin rate during 2001 compared to 2000. The decline in the gross margin rate was directly related to very competitive conditions during 2001, particularly in the Industrial Equipment segment where several competitors bid on projects. Operating expenses were comparable between 2001 and 2000, and the difference was less than 1%. During 2001, there was a reduction in the LIFO reserve that had the effect of reducing the operating loss by $883,000. In contrast, during 2000, the LIFO reserve was increased by $474,000, which reduced operating income.

The decrease in the operating income for the Dairy Farm Equipment segment during 2001 compared to 2000 was solely related to the decrease in sales volume of $5,700,000, as the gross margin rates remained comparable.

The significant decline in the operating income of the Industrial Equipment segment during 2001 compared to 2000 was directly related to the significant decline in sales of approximately $9,600,000 and a decrease in the gross margin rate. The reduction in sales volume was directly related to the recession and the decline in industrial capital expenditures. The decline in the gross margin rate was directly related to the very competitive pricing conditions. The increase in the operating income of the Field Fabrication segment during 2001 compared to 2000 was solely related to the significant increase in sales volume.

The profitability of the Industrial Equipment segment is lower than for the other segments, as this segment is more resource-intensive and pricing tends to be very competitive. Generally, all Industrial Equipment projects are engineered to order; and the projects require much greater support from the sales, engineering, and manufacturing areas, as well as a high degree of skill to fabricate. Also, the risks of manufacturing are greater because the products are custom designed and built; and the chance of misinterpretation, errors, and mistakes, in general, is much greater than with our other products. Many of the Industrial Equipment projects are bid among several possible suppliers, which tends to make pricing very competitive.

Inflation is a factor that affects the cost of operations, and the Companies seek ways to minimize the effect on their operating results. To the extent permitted by competitive conditions, higher material prices, labor costs, and operating costs are passed on to the customer by increasing prices. The Company uses the LIFO method of accounting for inventories; and under this method, the cost of products sold, as reported in the financial statements, approximates the current replacement cost. Additionally, the Companies use accelerated depreciation methods in charging depreciation expense to current operations, which, to a certain extent, reflects the effect of the increased cost of replacement productive capacity.

**Other Income (Expense)** – Interest income was $89,000 for 2002 versus $199,000 for 2001. The decline in interest income was due to a significantly lower average interest rate on investable funds during 2002. The 2001 average level of investable funds and average interest rate were lower than during 2000, which resulted in lower interest income. Other, net for 2002 was comparable for 2001, while other, net for 2000 included miscellaneous expense items.

**Provision for Income Taxes** – The effective tax rates for 2002, 2001, and 2000 were 33.9%, (43.1%), and 21.2%, respectively. The rates for 2001 and 2000 were below the statutory rate (34%) due primarily to tax credits.

**Joint Venture** – The Company's share of the income from the 50%-owned Mexican joint venture for 2002 was $4,900 compared to the Company's share of the loss for 2001 of $99,000. Although sales were lower during 2002, an improvement in margins and a reduction in expenses contributed to the improved performance.

For 2001, the loss from the 50%-owned joint venture was the result of a decrease in sales due to the very competitive conditions, with the result that profitability suffered. For 2000, the results of the joint venture were favorable due to a high level of sales and favorable margins.

## Financial Condition

**Liquidity – Capital Resources** – Working capital was $11,392,000 as of December 31, 2002, compared to $12,666,000 as of December 31, 2001. The current ratio, a measure of liquidity, was 1.40 as of December 31, 2002, versus 1.74 as of December 31, 2001. The Company has no significant amount of long-term debt.

Net cash provided by operations was $1,045,000 for 2002 compared to $8,088,000 for 2001 and $4,525,000 for 2000. The 2002 cash flow was adversely affected by increases in accounts receivable ($6,150,000), costs in excess of estimated earnings and billings ($2,995,000) and in inventories ($2,765,000). The increases in these current asset categories are directly related to the increase in consolidated order entry of about 54% during 2002 compared to 2001 and the related demands for additional working capital.

The 2001 cash flow was primarily attributable to depreciation, decreases in accounts receivable and inventory, and an increase in advance billings. The 2000 cash flow was primarily attributable to net income, depreciation and amortization, and an increase in accounts payable.

Capital expenditures for the most recent three years were $4,800,000 for 2002, $4,900,000 for 2001, and $3,500,000 for 2000. Capital expenditures during the three years ended December 31, 2002, included a substantial portion to improve production efficiency and reduce throughput time. The level of capital expenditures for 2003 is initially planned at approximately $1,500,000. Anticipated expenditures will be primarily for critical equipment to enhance capabilities, maintain quality, and improve efficiency. Depending on the level of order entry and operating needs, it may be necessary to request authorization from the Board of Directors for additional expenditures.

Increases in the Company's pension benefit obligations, combined with market losses in 2002 and 2001, have negatively affected the funded status of the Company's pension plans. Required pension contributions will be $915,400 during 2003 and $2,190,800 during 2004.

The Company has a $5,000,000 bank borrowing facility that expires May 31, 2003. As of December 31, 2002, borrowings under the facility were $4,183,200; and there were no borrowings under the facility at December 31, 2001. The Company also has a $2,750,000 standby letter-of-credit facility; and as of December 31, 2002, there were standby letters-of-credit totaling $2,212,000 issued under the facility, with all but $62,800 to expire within one year. Management intends to renew the bank facility for borrowing and letters of credit prior to the expiration date. Management believes that the cash flow provided from operations will continue to be sufficient to satisfy the Company's working capital requirements, normal capital expenditure levels, and anticipated dividends. A policy of requiring down payments and/or progress payments on large projects provides a favorable effect on cash flow. Management believes the bank borrowing facility can be increased if necessary to provide additional liquidity.

The Company has a long-term note outstanding as of December 31, 2002, in the principal amount of $1,146,750. The note is repayable over three years in quarterly installments, with the final installment due August 2, 2005. The note is secured by equipment with a cost of $1,563,000.

A significant economic downturn or reduction in the number of long-term contracts acquired in the biopharm systems product line or in the Field Fabrication segment could lead to contraction of the business, which would have an adverse impact on liquidity. If that was to occur, the Company would restructure its operations to insure that cash flow from operations would be sufficient to maintain an appropriate level of liquidity.

The following tables contain disclosures concerning certain contractual obligations and commercial commitments outstanding as of December 31, 2002:

| **Contractual Cash Obligations** | Total | Payments Due by Period<br>Less than 1 Year | 1-3 Years | 4-5 Years | After 5 Years |
|---|---|---|---|---|---|
| Long-term debt | $ 1,146,800 | $ 417,000 | $ 729,800 | $ – | $ – |
| Line of credit | 4,183,200 | 4,183,200 | – | – | – |
| Capital lease obligations | – | – | – | – | – |
| Operating leases | 1,024,300 | 238,000 | 656,900 | 129,400 | – |
| Purchase obligations | – | – | – | – | – |
| Other long-term obligations | 812,400 | 100,000 | 300,000 | 200,000 | 212,400 |
| Total contractual cash obligations | $ 7,166,700 | $ 4,938,200 | $ 1,686,700 | $ 329,400 | $ 212,400 |

| **Other Commercial Commitments** | Total Amounts Committed | Amounts of Commitment Expiration per Period<br>Less than 1 Year | 1-3 Years | 4-5 Years | After 5 Years |
|---|---|---|---|---|---|
| Line of credit availability | $ 816,800 | $ 816,800 | $ – | $ – | $ – |
| Standby letters of credit | 2,212,000 | 2,149,200 | 62,800 | – | – |
| Standby repurchase obligations | – | – | – | – | – |
| Performance bonds | 14,946,100 | 14,822,300 | 123,800 | – | – |
| Total commercial commitments | $ 17,974,900 | $ 17,788,300 | $ 186,600 | $ – | $ – |

Market risks relating to the Company's operations result primarily from changes in foreign-exchange rates and stainless steel prices. The Company periodically enters into foreign-exchange forward or spot contracts to hedge the exposure to foreign-currency-denominated purchase transactions. Forward contracts generally have maturities of less than three months. The foreign-currency-denominated purchases were approximately $1,500,000, $1,900,000, and $2,800,000 for 2002, 2001, and 2000, respectively. There were no foreign-exchange forward contracts outstanding or foreign currencies held at December 31, 2002 or 2001. The risk of significant changes in stainless steel pricing for large projects that extend over several months is managed by contracting for the stainless steel at the time the project is obtained.

Concentration of credit risk, with respect to receivables, is limited due to the large number of customers and their dispersion across a wide geographic area. Management performs credit evaluations of all new customers and periodically reviews the financial condition of existing customers. For large projects, down payments and/or progress payments are generally required based on the dollar value of the order and customer creditworthiness. Foreign receivables generally are secured by irrevocable letters of credit confirmed by a major U.S. bank.

**Accounting Policies** – The critical accounting policies with respect to the Companies' financial statements are those related to revenue recognition, pensions, inventories, and depreciation.

Revenue from sales of fabricated products is recognized upon passage of title to the customer. Passage of title may occur at the time of shipment from the Company's dock, at the time of delivery at the customer's location, or when tanks are completed in the field and accepted by the customer. For large multi-unit projects that are fabricated in the plant, revenue is recognized under the units-of-delivery method, which is a modification of the percentage-of-completion method of accounting for contracts. Under this method, revenue is recognized as units are completed and shipped or delivered to the customer (as determined by the contract). The applicable manufacturing cost of each unit is identified and charged to the cost of sales as the revenue is recognized. Additionally, reviews are performed monthly to insure that there are no realization problems for projects that are in process. If there are, the projected loss is recognized and recorded at the time it is identified. Down payments and progress payments made by customers under certain contracts are included in advance billings on the Consolidated Balance Sheets. The advance billings are not recognized as sales until the product is shipped, delivered, or accepted by the customer in accordance with the applicable contract.

Revenues from long-term contracts that involve only a few deliverables and that meet the requirements of Statement of Position 811, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," are recognized on the percentage-of-completion method of accounting. For plant-fabricated projects, percentage of completion is determined by comparing total manufacturing hours incurred to date for each project to the estimated total manufacturing hours for each project. For field-fabricated projects, percentage of completion is determined by comparing cost incurred to date for each contract to the estimated total cost for each contract at completion. Estimates of total manufacturing hours and total contract costs for relevant contracts are reviewed periodically and, if necessary, updated to properly state the estimates. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Costs and estimated earnings in excess of billings on uncompleted contracts arise when revenues have been recorded, but the amounts are not yet billable under the terms of the contract. Such amounts are recoverable from customers upon various measures of performance, including achievement of certain milestones, completion of specified units, or completion of the contract. Billings in excess of costs and estimated earnings on uncompleted contracts arise as a result of advanced and progress billings on contracts.

Revenues and profit recognized during 2002 under the percentage-of-completion method of accounting for the long-term contracts that are still in process as of December 31, 2002, were based on management's estimates of total manufacturing hours at completion for plant-fabricated projects and total cost for each contract at completion for field-fabricated projects. Although 2002 was the first year that the percentage-of-completion method of revenue recognition was utilized, management has extensive experience in preparing estimates for projects. The Companies' sales include a significant number of custom-designed and built projects that require estimates of the resources required to complete the project and to determine the appropriate pricing. The estimates of hours to complete and total cost to complete, respectively, were developed by management based on the information available for the projects and management's past experience with similar projects. In developing the estimates, management considers project performance to date, job conditions, and other factors that may affect performance during the completion of the contracts. As estimates are subject to change due to many factors, management constantly monitors the performance of each long-term contract to insure that the estimates are current and accurately reflect the estimate of total hours to complete contracts or total costs to complete contracts.

The Company has defined benefit pension plans covering substantially all employees. The pension benefits are accounted for using actuarial methods based on numerous estimates, including employee turnover, mortality, retirement ages, expected return on plan assets, discount rates, and future salary increases. The two most critical of these factors, due to their potential impact on pension expense, are return on plan assets and the discount rate.

The return on plan assets represents a long-term assumption for the pension portfolios that can impact pension expense and cash funding requirements. The expected rate of return for 2002, 2001, and 2000 was 8.5%, and it was representative of the past performance of the pension portfolios over time. Although plan investments are subject to short-term market volatility, the portfolios are well diversified and closely managed. The asset allocation as of December 31, 2002, consisted of 61% in equities, 36% in fixed income, and 3% in cash and equivalents. This allocation is consistent with the long-term asset allocation for the plans. In view of the market performance over the past few years, the long-term rate of return assumption has been lowered to 8% to determine the 2003 pension expense.

The discount rate is the interest rate used to discount estimated future benefit payments that have been earned to their present value as of the measurement date (December 31). The present value of future benefit payments is the benefit obligation, and it will impact the following year's pension expense. The discount rate used is based on indexes of interest rates for high-grade corporate bonds and can fluctuate considerably over periods depending on the overall economic conditions that impact long-term corporate bond yields. Based on current interest rate levels, the discount rate was reduced to calculate the December 31, 2002, benefit obligation. As of December 31, 2002 and 2001, discount rates of 6.5% and 7.0%, respectively, were used to determine the benefit obligation.

The Company's inventories are recorded at the lower of cost on a last-in, first-out ("LIFO") basis, or market. Cost of subsidiary inventories is determined on a first-in, first-out ("FIFO") basis; and they are not significant to the consolidated inventory. The LIFO method provides a better match of current costs with current revenues in the statement of income. Additionally, the LIFO method may produce substantial current tax savings, with the effects of inflation flowing through cost of sales. Because the inventory determination under the LIFO method can only be made at the end of each year based on inventory quantities and costs at that time, interim LIFO determinations must necessarily be based on management's estimate of expected year-end inventory levels and costs. Interim financial results are subject to final year-end LIFO inventory amounts; and due to the volatility of stainless steel prices and potential fluctuation in inventory quantities, it is difficult to accurately estimate the appropriate LIFO inventory adjustment for each year.

The Companies provide for depreciation expense for plant and equipment using principally declining-balance methods for new items and the straight-line method for used items. Under the declining-balance methods, depreciation expense is charged to the statement of income on an accelerated basis and, at the same time, produces current tax savings.

Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," was adopted during 2002. Statement No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternate methods of transition for entities that voluntarily change to the fair-value-based method of accounting for stock-based employee compensation. It also amends disclosure provisions of Statement No. 123 to require prominent annual and interim disclosures regarding the pro forma effects on reported net income for stock-based compensation.

Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," issued in June 2002 and effective for the Company's 2003 calendar year, is not expected to have a material effect on the Company's financial position or results of operations.

## PAUL MUELLER COMPANY

DIRECTORS

**WILLIAM L. FUERST**
Dean and Henry D. Price Professor of Business
University of Kansas

**DONALD E. GOLIK**
Senior Vice President and CFO

** **W. CURTIS GRAFF**
President
W. J. Graff & Assoc.

* **DANIEL C. MANNA**
President

**DAVID T. MOORE**
Chief Information Officer

* **PAUL MUELLER**
Chairman of the Board

*** **WILLIAM R. PATTERSON**
Member
Stonecreek Management L.L.C.

** **MELVIN J. VOLMERT**
Managing Partner
Ardent Capital L.L.C.

* Executive Committee Member
** Audit Committee Member
*** Executive & Audit Committee Member

MUELLER®

EXECUTIVE OFFICERS

**PAUL MUELLER**
Chairman of the Board

**DANIEL C. MANNA**
President

**DONALD E. GOLIK**
Senior Vice President, CFO
and Secretary

TRANSFER AGENT:
**U M B BANK, n.a.**
P. O. Box 410064
Kansas City, MO 64141-0064

NOTICE TO SHAREHOLDERS

**A copy of the Company's current Form 10-K (Annual Report to the Securities and Exchange Commission) may be obtained, without charge, if a written request is submitted to:**

**Secretary**
**PAUL MUELLER COMPANY**
**P.O. Box 828**
**Springfield, MO 65801-0828**

**A nominal charge may be made for copies of exhibits.**

## WHOLLY OWNED SUBSIDIARIES

### MUELLER TRANSPORTATION, INC.

DIRECTORS

**DANIEL C. MANNA** – Chairman
**DONALD E. GOLIK**
**AARON L. OWEN**

OFFICERS

**DANIEL C. MANNA** – President
**DONALD E. GOLIK** – Secretary
**GERALD S. MILLER** – Treasurer
**RONALD W. GIELOW** – Controller

### MUELLER FIELD OPERATIONS, INC.

DIRECTORS

**DANIEL C. MANNA** – Chairman
**MATTHEW T. DETELICH**
**DONALD E. GOLIK**

OFFICERS

**MATTHEW T. DETELICH** – President
**DONALD E. GOLIK** – Secretary
**GERALD S. MILLER** – Treasurer
**RONALD W. GIELOW** – Controller

MUELLER®

P.O. Box 828 • Springfield, Missouri 65801-0828, U.S.A.
Phone: (417) 831-3000 • Fax: (417) 575-9669
www.muel.com